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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

 Nathanson                           Marc                  B.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)
 c/o Mapleton Investments, LLC
 10900 Wilshire Boulevard
--------------------------------------------------------------------------------
                                    (Street)

 Los Angeles,                     California            90024
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

 Charter Communications, Inc. / CHTR
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

 2/25/2003
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |_|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock       2/25/03                    X               91,500      D  $29.9375(5)   1,818,031         I    Footnote 1
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock                                                                               4,393,336         I    Footnote 2
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock       2/25/03                    X              760,000      D  $29.9375(5)   1,499,628         I    Footnote 3
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock                                                                                  91,090         I    Footnote 4
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Put Option $29.9375(5) 2/25/03           X            91,500   FN6     FN6     Class A   91,500         1,818,031     I   Footnote 1
(Right to                                                                      Common
Sell)                                                                          Stock
------------------------------------------------------------------------------------------------------------------------------------
Put Option                                                                                              4,023,336     I   Footnote 2
(Right to
Sell)
------------------------------------------------------------------------------------------------------------------------------------
Put Option $29.9375(5) 2/25/03           X           760,000   FN6     FN6     Class A  760,000         1,499,628     I   Footnote 3
(Right to                                                                      Common
Sell)                                                                          Stock
------------------------------------------------------------------------------------------------------------------------------------
Put Option                                                                                                 91,090     I   Footnote 4
(Right to
Sell)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:
 1. By Blackhawk Holding Company, Inc. The reporting person disclaims beneficial ownership, except to the extent of his pecuniary interest therein.
 2. By the Falcon Cable Trust. The reporting person disclaims beneficial ownership, except to the extent of his pecuniary interest therein.
 3. By Falcon Holding Group, Inc. The reporting person disclaims beneficial ownership except to the extent of his pecuniary interest therein.
 4. By the Nathanson Family Trust. The reporting person disclaims beneficial ownership except the extent of his pecuniary interest therein.
 5. The exercise price includes interest thereon at a rate of 4.5% per year compounded annually.
 6. The put options are exercisable from November 12, 2001 through the expiration date. Generally, the expiration date under the Put Agreement is the earlier of November 12, 2003 or the date of certain business combinations affecting the issuer's securities.

        /s/ Michael K. Menerey                                 2/25/2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

Michael K. Menerey as Attorney in Fact for
Marc B. Nathanson pursuant to a Power of Attorney filed with a previous Form 4 filing.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


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